                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         AMENDMENT NO. 1 TO SCHEDULE TO
                                 (RULE 14d-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        Millennium Pharmaceuticals, Inc.
            --------------------------------------------------------
                       (Name of Subject Company (Issuer))

                        Millennium Pharmaceuticals, Inc.
            --------------------------------------------------------
                       (Name of Filing Person (Offeror))

              5% Convertible Subordinated Notes due March 1, 2007
            --------------------------------------------------------
                         (Title of Class of Securities)

                                  217753 AC 6
                                  217753 AD 4
                   ------------------------------------------
                     (CUSIP Number of Class of Securities)

                           John B. Douglas III, Esq.
              Senior Vice President, General Counsel and Secretary
                        Millennium Pharmaceuticals, Inc.
                                75 Sidney Street
                         Cambridge, Massachusetts 02139
                                 (617) 679-7000
  ----------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)

                                with copies to:

                             David E. Redlick, Esq.
                             Jonathan Wolfman, Esq.
                               Hale and Dorr LLP
                                60 State Street
                          Boston, Massachusetts 02109
                           Telephone: (617) 526-6000
                            Telecopy: (617) 526-5000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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                                  TENDER OFFER

     This Amendment No. 1 to Tender Offer Statement on Schedule TO relates to a change in control offer (the "Offer") by Millennium Pharmaceuticals, Inc., a Delaware corporation ("Millennium"), to purchase for cash, on the terms and subject to the conditions set forth in the attached Change in Control Notice and Offer to Purchase, dated March 14, 2002 (the "Offer to Purchase"), and Letter of Transmittal (the "Letter of Transmittal"), all of the outstanding 5% Convertible Subordinated Notes due March 1, 2007 originally issued by COR Therapeutics, Inc., a Delaware corporation ("COR"). A Change in Control occurred on February 12, 2002, as a result of Millennium's acquisition of COR (the "COR Acquisition"). Pursuant to the COR Acquisition, Millennium assumed the 5% Convertible Subordinated Notes due March 1, 2007 originally issued by COR. Copies of the Offer to Purchase and the Letter of Transmittal are filed as exhibits (a)(1)(i) and (a)(1)(ii) respectively to the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 14, 2002.

ITEM 1.   SUMMARY TERM SHEET.

     The information set forth in Item 1 is hereby amended and supplemented by the following:

     The second paragraph of "What is the process for tendering your notes?" is hereby amended to include before the last sentence thereof the following sentence: "There are no conditions to this offer except for the timely and proper delivery and tender of your notes in accordance with the terms of this offer." As amended, the second paragraph reads in its entirety as follows:

     "To tender notes, you must deliver the notes to the paying agent at one of its addresses listed on the back cover of this Change in Control Notice and Offer to Purchase either by physical delivery of the certificates representing the notes or by book-entry transfer through DTC, together with a completed letter of transmittal and any other documents required by the letter of transmittal (or, in the case of book-entry transfer, an agent's message). There are no conditions to this offer except for the timely and proper delivery and tender of your notes in accordance with the terms of this offer. For more information on the tendering process, please see "PROCEDURES FOR TENDERING AND WITHDRAWING NOTES- Tendering Notes."

     The paragraph captioned "Can you tender a portion of your notes?" is hereby amended to replace "$5,000" in the second sentence with "$1,000" and to eliminate the last sentence. As amended, the second paragraph reads in its entirety as follows:

     "You are not required to tender all of your notes in this offer. Under the terms of the indenture, if you choose to tender less than the full amount of your notes, you must tender a minimum of $1,000 principal amount of notes."

     The second sentence of the first paragraph of the paragraph captioned "Do holders have any rights to require Millennium to purchase the notes?" is hereby amended to replace "$5,000" with "$1,000." As amended, the second paragraph reads in its entirety as follows:

      "The purpose of this offer is to fulfill Millennium's obligations under the indenture to offer to repurchase the notes as a result of the change in control events that occurred on February 12, 2002. If another change in control occurs in the future, you will have the right, at your option, to require us to repurchase in cash all your notes not called for redemption, or any portion of the principal amount of your notes that is equal to $1,000 or any greater integral multiple of $1,000. The repurchase price would be 100% of the principal amount of the notes to be repurchased, together with interest accrued to the repurchase date."

ITEM 2.   SUBJECT COMPANY INFORMATION.

     The information set forth in Item 2(a) is hereby amended and supplemented by the following:

     The second paragraph in the section of the Offer to Purchase entitled "Incorporation of Certain Documents by Reference" is hereby deleted.

     The information set forth in Item 2(c) is hereby amended and supplemented by the following:

     The closing price of Millennium's common stock on Nasdaq on March 27, 2002 was $22.31.

ITEM 4.   TERMS OF THE TRANSACTION.

     The information set forth in Item 4(a) is hereby amended and supplemented by the following:

     The information set forth in Item 1 above is incorporated by reference.

     The section of the Offer to Purchase entitled "The Offer-Information About the Notes" shall be amended by adding the following language as the last paragraph of such section:

     "Right to Require Repurchase. In light of current market conditions, Millennium is actively considering amending the notes to provide note holders with a new put right provision. The put right provision would allow persons who continue to hold notes after this offer to require Millennium to repurchase their notes at a specified future date. If Millennium decides to add such a put right to the notes, it will make a public announcement of that fact by issuing a press release no later than April 22, 2002. There can be no assurance that Millennium will add a new put right provision to the notes. If Millennium decides to add this additional right, it will do so through a supplemental indenture, which will provide that the holders would have the right to require Millennium to purchase all of their Notes or any portion of the principal amount thereof that is equal to $1,000 or any greater integral multiple of $1,000. The put right price would be payable in cash, together with accrued and unpaid interest to the date of the put right exercise. Millennium would be required to give notice of the right at least 21 business days before the specified date, after which holders could exercise their right. Holders would be able to withdraw their notice of exercise up to the date of the put right."

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     In addition, clause (iv) of the second sentence of the second paragraph of the section of the Offer to Purchase entitled "Procedures for Tendering-Withdrawal Rights" is amended to replace "$5,000" with "$1,000."

ITEM 9.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     The information set forth in Item 9(a) is hereby amended and supplemented by the following:

     The second sentence of the section of the Offer to Purchase entitled "Dealer Manager; Paying Agent; Fees and Expenses" is hereby amended to replace "a customary fee for its services as Dealer Manager" with "$150,000 for its services as Dealer Manager in this offer and the simultaneous offer to purchase the 4.50% Convertible Senior Notes due June 15, 2006". In addition, the second sentence of the second paragraph of such section is hereby amended to replace "a customary fee for its services as Paying Agent" with "approximately $3,000 for its services as Paying Agent in this Offer and the simultaneous offer to purchase the 4.50% Convertible Senior Notes due June 15, 2006."

ITEM 12.  EXHIBITS.

     The information set forth in Item 12 is hereby amended by deleting the reference to Exhibit (a)(2) and adding immediately following the reference to Exhibit (a)(1)(v) the following:

     (a)(5)(i)  Press Release Regarding Offer, dated March 14, 2002



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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.


                                     MILLENNIUM PHARMACEUTICALS, INC.

                                     By: /s/ John B. Douglas III
                                        -------------------------------
                                         John B. Douglas III
                                         Senior Vice President, General
                                         Counsel and Secretary

Date: April 2, 2002

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                                  EXHIBIT INDEX

Exhibit
Number                                  Description

(a)(1)(i)      Change in Control Notice and Offer to Purchase, dated March 14,
               2002.*

(a)(1)(ii)     Letter of Transmittal, dated March 14, 2002.*

(a)(1)(iii)    Letter to Clients, dated March 14, 2002.*

(a)(1)(iv)     Letter to Broker-Dealers, dated March 14, 2002.*

(a)(1)(v)      Instructions to Form W-9.*

(a)(5)(i)      Press Release Regarding Offer, dated March 14, 2002.*

(d)(1) Indenture by and between COR Therapeutics, Inc. and Firstar Bank, N.A., dated February 24, 2000 (previously filed as Exhibit 4.1 to the COR Therapeutics, Inc. Quarterly Report on Form 10-Q for the period ended March 31, 2000, File No. 0-19290, and incorporated herein by reference).*

(d)(2) First Supplemental Indenture, dated as of February 12, 2002, among Millennium, COR Therapeutics, Inc. and U.S. Bank, N.A. (formerly known as Firstar Bank, N.A.), relating to the 5% Convertible Subordinated Notes due March 1, 2007 (previously filed as Exhibit 4.5 to Millennium's Current Report on Form 8-K, File No. 0-28494, and incorporated herein by reference).*

(d)(3) Second Supplemental Indenture, dated as of February 12, 2002, between Millennium and U.S. Bank, N.A. (formerly known as Firstar Bank, N.A.), relating to the 5% Convertible Subordinated Notes due March 1, 2007 (previously filed as Exhibit 4.6 to Millennium's Current Report on Form 8-K, File No. 0-28494, and incorporated herein by reference).*

(d)(4) Registration Rights Agreement among COR Therapeutics, Inc. and Goldman, Sachs & Co., Chase H&Q, a division of Chase Securities Inc., CIBC World Markets Corp., FleetBoston Robertson Stephens Inc. and Warburg Dillon Read LLC, dated February 24, 2000 (previously filed as Exhibit 10.2 to the COR Therapeutics, Inc. Quarterly Report on Form 10-Q for the period ended March 31, 2000, File No. 0-19290, and incorporated herein by reference).*

(g)            None.

(h)            None.

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* Previously filed.